Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

Board and Senior Management Changes

Brisbane, Australia, 12 July 2013. Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) (“Company” or “Progen”) is pleased to announce the appointment of Mr Heng Hsin Tang as the Company’s Acting Managing Director. Mr Tang has served as a Non-Executive Director of the Company since July 2009, and has now agreed to step into an executive role to assist the Company in its next stage of development. Mr Tang’s appointment is effective as of 15 July 2013 and the role will initially be for 3 days a week. A summary of key terms of employment is detailed below.

Mr Tang has a bachelor’s degree in Civil Engineering with honours, and an MBA from the University of Queensland. Mr. Tang brings more than 15 years of experience in finance, accounting, cash flow management, strategic planning, capital raising and project funding to Progen. His career is a progression of financial roles from manufacturing company to executive positions in national and multinational corporations, responsible for the financial management of multimillion development projects.

In addition, the Company is pleased to announce the appointment of Mr Indrajit Solomon Arulampalam as a Non-Executive Director, and subsequently accepts today’s resignation by Dr Woei-Jia Jiang as a Non-Executive Director for family reasons. The Company noted that Dr Jiang has made valuable contributions to both the Board and the Company over the past two years during his tenure as a director.

Mr Arulampalam is currently Executive Chairman of Euro Petroleum Limited, an unlisted Australian public company in the process of commercialising one of the last remaining world-class phosphate deposits with an Asian fertilizer company, as well as merging the company’s graphite operations with an ASX-listed graphite explorer. Mr Arulampalam comes to the Company with considerable experience as a director of various listed public companies in Australia. He has previously held positions as Chair of Fortis Mining, Great Western Exploration, Medicvision Limited, and Atos Wellness Limited. Mr Arulamparam holds a Bachelor of Business Administration from Curtin University.

The key terms of Mr Tang’s employment are:

•             Commencing 15 July 2013

•             Base salary: $118,285 (based on 0.6 FT)

•             Superannuation contributions: 9.25% of base salary (as at 1 July 2013) subject to maximum statutory limits

•             Short-Term Incentive Plan: Mr Tang is eligible to receive an annual bonus of up to 30% of his base salary. Payout of any performance bonus is at the discretion of the Board.

•             Long-Term Incentive Plan: in the event Mr Tang’s appointment continues, a long-term incentive plan will be proposed for shareholder approval.

•             Mr Tang’s employment agreement contains customary confidentiality, intellectual property and non-compete provisions.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.